Ford Motor Credit Company

Kenneth R. Kent	One American Road
Vice Chairman, Chief Financial Officer	Dearborn, Michigan 48126
and Treasurer

August 29, 2006

VIA EDGAR AND FACSIMILE

Mr. Kevin W. Vaughn
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Ford Motor Credit Company
Form 10-K for the year ended December 31, 2005
File Number 001-06368

Dear Mr. Vaughn:

The following is in response to the comments and requests for supplemental information set forth in your letter of August 15, 2006 regarding the Annual Report on Form 10-K for the year ended December 31, 2005 (the "2005 10-K Report") filed by Ford Motor Credit Company ("Ford Credit"). The headings and numbered paragraphs below correspond to the headings and numbered paragraphs in your letter of August 15, 2006.

Management's Discussion and Analysis

Aggregate Contractual Obligations, page 40

1.
As referenced in footnote (a) to the table on page 40 of our 2005 10-K Report, our disclosure of long-term debt obligations included principal obligations only. However, given the comments in your letter, beginning with our Annual Report on Form 10-K for the year ended December 31, 2006 (the "2006 10-K Report"), we will provide a separate entry that discloses scheduled interest payments and we will disclose the methodology we use to estimate the interest payments.

Consolidated Financial Statements

Consolidated Statement of Cash Flows, page FC-6

2.
Our application of SOP 01-06 and SFAS 102 is derived by the nature and focus of our business. As noted in Item 1 of our 2005 10-K Report, our primary business consists of purchasing retail installment sale and lease contracts for new and used vehicles mainly from dealers of Ford vehicles. And as referenced in Item 7 of our 2005 10-K Report, we primarily securitize retail and wholesale finance receivables and certain investments in operating leases. We do not originate or purchase finance receivables and lease contracts specifically for resale. Our intent is generally to hold finance receivables and operating lease assets originated or acquired for the foreseeable future or until maturity or payoff. However, funding requirements could cause us to securitize finance receivables or operating leases. Specific finance receivables and operating leases that may be eligible and utilized in a future securitization transaction cannot be identified at the origination or acquisition date. In addition, as referenced in Item 7 of our 2005 10-K Report, only a portion of our securitization programs satisfy the requirements for accounting sale treatment and are off-balance sheet. The timing of identifying eligible receivables and the actual transfer of those assets in an off-balance sheet securitization transaction has generally occurred within the same month or calendar quarter. Therefore, we believe it is both appropriate and consistent with generally accepted accounting principles (specifically SOP 01-06 and SFAS 102) to classify our finance receivables and operating leases as held for investment and report the related cash flows within the investing section of our consolidated statement of cash flows.

Note 1. Accounting Policies

General

3.
We evaluated all recently issued accounting standards to be adopted in the future that may have a material impact on our financial statements, and we believe the disclosures in Item 7 of our 2005 10-K Report (page 43) are consistent with the requirements of Staff Accounting Bulletin #74 and Topic 11M. In connection with our evaluation of disclosures to be made under this guidance, we considered whether the future adoption of recently issued accounting standards would result in a restatement of our December 31, 2005 financial statements or whether the future impact of adopting the standards might constitute current material information to the readers of our financial statements. Given the nature of the accounting standards issued but not yet adopted as of December 31, 2005, we concluded that disclosure within our consolidated financial statements was not necessary.

Revenue Recognition, page FC-8

4.
We believe we are transparent in our disclosures related to interest supplement payments from Ford. As we indicated in Note 1, we collect and recognize interest supplement payments over the life of the finance receivable or lease. For finance receivables, we record interest paid by our customers in the same manner -- i.e., both interest supplements from Ford and interest payments by customers are due on a monthly basis and we recognize the revenue from each using the interest method. Interest supplement payments from Ford and interest payments from customers are not collected up-front, and therefore no unearned income is recorded. In future filings we will clarify in Note 1 that interest supplement payments for finance receivables are recognized using the interest method. Since interest supplement payments from Ford are not included in Finance Receivables on our Balance Sheet, no additional disclosure is required in Note 4.

Allowance for Credit Losses, page FC-9

5.
We purchase receivables from Ford at or near the date of origination, and as such there is no expectation (nor has there been any historical evidence) of deterioration of credit quality. Therefore, these receivables are excluded from the scope of SOP 03-3 under paragraph .03.

Note 7. Sales of Receivables, page FC-18

6.
In connection with our securitization transactions, we make certain customary representations and warranties about the finance receivables in our capacity as seller and depositor, and we provide certain covenants in our role as servicer when the receivables are sold. If a breach of these representations and warranties or covenants occurs and the breach is not timely cured, we are required to repurchase the transferred receivables affected. The repurchase does not arise by way of: (1) an agreement that both entitles and obligates us to repurchase or redeem the assets before their maturity, or (2) a unilateral ability to cause the holder to return specific assets, either of which would preclude sale accounting per paragraph 9(c) of SFAS 140.

Note 12. Derivative Financial Instruments, page FC-26

7. The following table contains the information you requested for each type of our hedging relationships:

Type of FAS 133 Hedge	Fair Value	Fair Value (Shortcut method)	Cash Flow	Net Investment
Nature and terms of the derivative instruments	Receive-fix pay-float (LIBOR) interest rate swaps and cross currency swaps	Receive-fix pay-float (LIBOR) interest rate swaps	Pay-fix receive-float (LIBOR) interest rate swaps	Foreign currency forwards and plain vanilla options
Nature and terms of the hedged item or transaction	Nonprepayable fixed-rate debts	Nonprepayable fixed-rate debts in the same currency	Nonprepayable floating rate (LIBOR) debts in the same currency	Net investment in certain foreign operations
Specific documented risk being hedged	The risk of changes in the fair value of the hedged item attributable to changes in LIBOR	The risk of changes in the fair value of the hedged item attributable to changes in LIBOR	The risk of changes in the cash flows of the hedged item attributable to changes in LIBOR	The risk of foreign currency changes in Ford Credit's net investment in certain foreign operations
Quantitative measures we use to assess effectiveness of each hedge - at inception and on an ongoing basis
We use dollar-offset method to assess effectiveness. The hedge is effective only if the change in the swap market value due to changes in interest rates is between 80% and 125% of the respective change in the underlying debt market value.

We assume no ineffectiveness in the hedging relationship because, at inception, the swaps meet the requirement of FAS 133 paragraph 68. Specifically,
a) the notional amounts of these swaps match the principal amounts of the underlying debts
b) the fair value of these swaps at the inception of the hedging relationship is zero
c) The fixed rates of the swaps are the same throughout the term, and the variable rates are based on the same index and include constant or no adjustments
d) The underlying debts are not prepayable
e) The variable legs of the swaps are based on LIBOR, our benchmark interest rates
f) The terms of the swaps do not invalidate the assumption of no ineffectiveness
g) The expiration dates of the swaps match the maturity dates of the underlying debts
h) There is no floor or cap on the swaps
i) The intervals between the repricings of the variable interest rate in the swaps are generally three to six months or less

We use regression analysis to assess prospective and retrospective effectiveness. The hedge is effective only if there is a high correlation between the floating rate indexes of the swap receive leg and the floating rate index of the underlying debt.

Consistent with DIG Issue H7, effectiveness is based on a comparison of the hedge with beginning balance of the net investment level hedged, with subsequent quarterly tests to determine if redesigination is appropriate. Consistent with DIG Issue H8, effectiveness is based on the spot-spot methodology.

We believe we have complied with the disclosures required by SFAS 133. Specifically, paragraph 44 requires disclosures relating to the objectives for holding or issuing derivatives, the context needed for an understanding of those objectives and the strategies for achieving those objectives. On page FC-25, under "Nature of Exposure", we discuss our currency and interest rate risks, the transactions that give rise to these risks and the derivative instruments used to hedge the risks. Nonetheless, given the Staff's comments, beginning with our 2006 10-K Report, we will provide a summary of the information contained in the table above.

Note 15. Transactions with Affiliated Companies, page F-31

Commitments and Contingencies, page FC-32

8.
We disclose the total amount of our guarantees to third parties related to Ford's obligations. To date, we do not believe that a loss is probable and we have not recognized any losses under SFAS 5 related to these guarantees. We will revise our future filings to indicate that no loss has been recorded.

* * *

In connection with our response to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;
•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the responses set forth above, please call Jane Carnarvon at (313) 248-1496, or me at (313) 845-0170.

Sincerely,

/s/ Kenneth R. Kent

Kenneth R. Kent
Vice Chairman, CFO and Treasurer

cc: Rebekah Moore, Division of Corporation Finance